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                             November 8, 2021

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed October 29,
2021
                                                            File No. 333-258423

       Dear Mr. Massenet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2021 letter.

       Amended Form S-4 filed October 29, 2021

       Questions and Answers for Shareholders of Aurora, page 10

   1.                                                   Provide a separate
Question and Answer addressing the fact that Better's
                                                        financial projections
that Aurora considered when evaluating and recommending the
                                                        business combination
will not be realized. Include a cross reference to the risk factor
                                                        "Since the date of
preparation, the assumptions underlying the Better projected financial information considered
by Aurora have changed considerably."
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany 8,
November  NameAurora
             2021      Acquisition Corp.
November
Page 2    8, 2021 Page 2
FirstName LastName
Risk Factors
If we do not obtain and maintain the appropriate state licenses, page 123

2. We note your response to our prior comment 3. Please disclose the specific violations of state disclosure, advertising, and licensable activity rules, and certain federal disclosure rules that the charges against you allege. Disclose whether these matters could impact any approval you need from regulators in the State of Washington for the Business
         Combination and the Transactions, as discussed in the risk factor on page 121, and update that discussion accordingly. In addition, provide disclosure in Better's Legal Proceedings on page 315, including a description of the factual basis alleged to underlie the proceedings and the relief sought.
       You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.




                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance